714 Baeksuk-Dong, Cheonan-Si Chungcheongnam-Do, 330-200, Korea

Tel : 82-41-621-5070 FAX : 82-41-559-8719

October 12, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Kevin Kuhar

Re:	Response to the Securities and Exchange Commission Staff

Comments dated September 12, 2007 regarding the annual

report on Form 20-F for the year ended December 31, 2006

(SEC File No. 000-30376)

Mirae Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) an annual report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2006 on July 16, 2007. On September 12, 2007, the staff of the SEC (the “Staff”) issued to the Company a letter setting forth certain comments to the Form 20-F. Set forth below are the Company’s responses to the comments of the Staff. In this regard, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 12, 2007

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 29

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 31

Staff Comment No.1:

We note that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. Please revise future filings to present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

The Company’s Response:

We will present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profit as well as discuss trends and uncertainties that may have a material impact upon revenues or operating results in future filings, all in accordance with Item 303(a)(3)(iii) of Regulation S-K.

Securities and Exchange Commission

October 12, 2007

Staff Comment No.2:

Please tell us and revise future filings to include the following information consistent with Item 303(a) of Regulation S-X:

(2-1)	Clarify the reason for the increase in discounts on sales prices, quantify the increase and present this information as part of your discussion of sales.

(2-2)	Clarify the increase in commission expenses as your current discussion notes that “such expenses increased as a result of the sales revenues increase”, when in fact sales decreased from 2006 to 2005. Please also clarify why commission expense has significant fluctuations.

(2-3)	Clarify how bad expense included in selling, general and administrative expenses decreased to nil in 2006 when page F-11 discloses bad debt expense of (Won) 12,686 million and (Won) 10,261 million in 2006 and 2005, respectively. Please clarify how this bad debt expense relates to the amounts discussed as provisions for other doubtful accounts under Other Expenses.

(2-4)	Clarify the reasons for the provision for collateralized assets of (Won) 10,261 million recorded in 2005.

(2-5)	Clarify the facts and circumstances that led to the provision for doubtful accounts related to the advance payment to Cyber Bank and how these were recorded.

(2-6)	Clarify the increase or decrease in the provision for collateralized assets of (Won) 8,184 million in 2005 over 2004. Additionally clarify the detail of the total other expense of (Won) 29,722 million in 2004.

Securities and Exchange Commission

October 12, 2007

The Company’s Response:

(2-1)	Details of discounts on memory test handlers as compared to related sales are as follows (in millions of Korean won):

	2004	2005	2006
Memory test handler gross sales (A)	(Won) 14,063	(Won) 24,467	(Won) 39,969

Discounts (B)	—	729	6,349

Net sales (Refer to page 20)	(Won) 14,063	(Won) 23,738	(Won) 33,620

Discount rate to sales (B/A)	—	3.0%	15.9%

As discussed on page 32, discounts on our sales prices increased in order to maintain or expand market share amid intense competition among semiconductor test handler manufacturers. In 2005, Techwing Inc., a memory test handler manufacturer based in Korea, entered the local market with lower sales price than us and our other competitors to gain stable orders from chip makers in Korea. Although the gross revenues from sales of our memory test handler increased from (Won) 24,467 million in 2005 to (Won) 39,969 million in 2006, as a result of intense competition from Techwing, average discount for our memory test handlers in 2006 was 15.9% compared to 3.0% in 2005. As per the Staff’s comment, we will update the disclosure in future filings.

Securities and Exchange Commission

October 12, 2007

(2-2)	Details of commission expense (which is part of the selling, general, and administrative expenses) for the years ended December 31, 2005 and 2006 are as follows (in millions of Korean won):

	2005	2006	Remark
Sales commission	(Won) 1,745	(Won) 3,076	(note a)
Other commission	1,861	2,609	(note b)

Total	(Won) 3,606	(Won) 5,685

(note a)	Sales commission as compared with the related sales for the years ended December 31, 2005 and 2006 are as follows:

	2005	2006	Change
Test Handlers Sales	(Won) 50,383	(Won) 58,191	(Won) 7,808
Sales Commission (Note a-1)	1,243	1,661	418
SMD Placement Systems Sales	33,458	15,003	(18,455)
Sales Commission (note a-2)	226	674	448
PDA Sales	13,563	10,000	(3,563)
Sales Commission (note a-3)	276	741	465
Sales Total	97,404	83,194	(14,210)
Commission Total	1,745	3,076	1,331

(Note a-1)	Increase related to increase in Test Handlers Sales.

Securities and Exchange Commission

October 12, 2007

(Note a-2)	According to our SMD Placement System sales commission agreement, the payment of commissions to the sales agents is subject to the collection of the related receivables. Therefore, our sales commission for SMD Placement Systems was recorded on a cash basis. If we had recorded sales commission on an accrual basis, sales commission for SMD Placement Systems would have been approximately (Won) 235 million and (Won) 147 million for the years ended December 31, 2005 and 2006, respectively. We have quantified the effects of correcting the related misstatement existing on the balance sheet at December 31, 2006 and the effects of correcting the misstatements originating in the income statement for the year then ended and determined that such effects are quantitatively and qualitatively immaterial to the financial statements.

(Note a-3)	We paid increased sales commissions in 2006 in order to promote PDA sales. The average sales commission paid in 2006 was 8% in comparison to 2% in 2005. This change resulted in the increase in sales commission for PDA sales in 2006 compared to 2005.

(note b)	Increase of other commission for the year ended December 31, 2006 was mainly due to increase in external consultant fees of (Won) 170 million incurred in connection with consulting fees for the enhancement of our internal control systems, lawyer fees of (Won) 366 million and fees relating to patent applications of (Won) 142 million. Professional service fees are recorded in “other commission” as the account name is a literal English translation of the account name in Korean.

We will revise our future filings to more clearly explain the changes in our commission expense.

Securities and Exchange Commission

October 12, 2007

(2-3)	The full amount of bad debt expense of (Won) 12,686 million for the year ended December 31, 2006 is included as provision for “other doubtful accounts” under “Other Expenses” and not under “selling, general and administrative expense” on page F-11. Such doubtful accounts mainly relate to the recording of provisions for advanced payments to Cyber Bank of (Won) 12,455 million. The bad debt expenses included in selling, general and administrative expenses and other expenses for the years ended December 31, 2004, 2005 and 2006 are as follows (in millions of Korean won) :

	2005	2006	Remark
Provision for doubtful accounts recorded in:
Selling, general and administrative expense	(Won) 704	(Won) —	Note 19 (page F-31) and Page F-5
Other expenses (note a)	5,565	12,686	Page F-5

Total	(Won) 6,269	(Won) 12,686	Page F-11

The bad debt expense included in selling, general and administrative expenses, as disclosed, decreased to zero in 2006 as the reversals of allowance for doubtful accounts (established during the prior periods) were more than the allowance for doubtful accounts newly established in 2006. Under Korean GAAP, when reversals of previously established reserves exceed the amount of reserves recorded in the current year, the related expense account is reduced to zero and the net excess amount of the reversals is recorded in other income. Accordingly, we recorded the net reversal of allowance for doubtful accounts of (Won) 337 million in other income (refer to the page F-5) for the year ended December 31, 2006.

(note a)	Bad debt expenses included in other expenses are related to accounts receivable-other, advanced payments, long-term loans and other accounts, which are classified in the non-operating section of the income statement under Korean GAAP.

We will revise our future filings to better explain the changes in bad debt expenses.

Securities and Exchange Commission

October 12, 2007

(2-4)	Breakdown information of provision for collateralized assets recorded for the year ended December 31, 2005 is as follows (in millions of Korean won):

2005
Cyber Bank (note a)	(Won) 8,184
SoftForum (note b)	2,077

Total	(Won) 10,261

(note a)	As described in Item 7.B on page 51, as of December 31, 2005, we provided collateral of short-term financial instruments in the amount of (Won) 23,000 million for the repayment of borrowings by Cyber Bank and recorded provisions for collateralized assets of (Won) 14,816 million and (Won) 8,184 million for the years ended December 31, 2004 and 2005, respectively, as we believed that the borrowings would not likely be paid by Cyber Bank (see page 51). As a result, we increased the provision by (Won) 8,184 million in 2005 to fully provide allowance for the collaterals provided in connection with borrowings by Cyber Bank as of December 31, 2005.

(note b)	As described in Note 24(c) on page F-37, we guaranteed to the party who acquired the shares of SoftForum (the “Acquiree”) from us that not less than 70% of trade receivables of SoftForum as of December 31, 2004 (the “Guaranteed AR Amount”) would be collected within 12 months from the transaction date of March 24, 2005. In case the trade receivable amount actually collected over the 12 months period was less than the Guaranteed AR Amount, we were required to pay the uncollected Guaranteed AR Amount to the Acquiree. As a result, we fully provided allowance for loss on collateralized assets totaling (Won) 2,077 million for the year ended December 31, 2005 as we believed that such amount of the Guaranteed AR Amount would not be collected by SoftForum during the 12 months from the transaction date of March 24, 2005. For the year ended December 31, 2006, we made a payment of (Won) 1,995 million to the Acquiree in connection with such Guaranteed AR Amount and reversed the difference amounting to (Won) 82 million between allowance of (Won) 2,077 million for loss on collateralized assets and the actual payment of (Won) 1,995 million.

Securities and Exchange Commission

October 12, 2007

The above clarification of the reasons for the collateralized assets will be revised in future filings.

(2-5)	As described on page 51, as the agreement with Cyber Bank, an equity method investee under Korean GAAP, to manufacture PDAs for us involved a significant level of commitment of capital by Cyber Bank, we provided advance payments of (Won) 12,544 during 2006 to Cyber Bank to procure the required raw materials and components to manufacture the PDAs. As described on page F-25, however, Cyber Bank experienced continued losses and as of December 2006, most of Cyber Bank employees, except for limited number of employees in manufacturing, have resigned and Cyber Bank had not performed normal operations since such time. Therefore, we provided full allowance for doubtful accounts related to the advanced payments to Cyber Bank as of December 31, 2006 as we believed that the PDAs related to the advanced payments would not be delivered to us. Such clarification will be revised in future filings with the Staff.

(2-6)	Increase in the provision for collateralized assets of (Won) 8,184 million in 2005 over 2004 was to fully reserve the (Won) 23,000 million of short-term financial instruments pledged as collateral as of December 31, 2005. Such short-term financial instruments had a reserve of (Won) 14,816 million as of December 31, 2004. However, as we believed that the entire amount of the related borrowings would not be paid by Cyber Bank (see page 51), we recorded an additional (Won) 8,184 million, in 2005 to fully reserve for the short-term financial instruments of (Won) 23,000 million.

In addition, the detail of total other expenses of (Won) 29,722 million in 2004 is as follows (in millions of Korean won):

2004
Interest expense	(Won) 1,907
Donations	1
Foreign exchange and translation losses	2,638
Loss on disposal and valuation of trading securities	165
Loss on disposal and valuation of current portion of available-for-sale securities	20
Provision for other doubtful accounts	1,101
Loss on collateralized assets	14,816
Impairment loss of deferred development costs	2,488
Impairment loss of available-for-sale securities	169
Loss on equity method investments	4,468
Other	1,949

Total	(Won) 29,722

Securities and Exchange Commission

October 12, 2007

In addition, above detail information of total other expenses is included on pages F-5 and F-6 (Consolidated Statements of Operations).

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-6

Staff Comment No.3:

We note your presentation of loss per share in U.S. dollars rounded to the third decimal place of a dollar. Earning per share information should be presented on the face of the income statement rounded to the nearest cent, so as not to imply a greater degree of precision then actually exists. Accordingly, please revise future filings to present earnings per share rounded to the nearest cent.

The Company’s Response:

In response to the Staff’s comment, we will revise our future filings to present earnings (loss) per share in U.S. dollars rounded to the nearest cent.

Note 2. Summary of Significant Accounting Policies, page F-14

f. Allowance for Doubtful Accounts, page F-16

Staff Comment No.4:

We note your presentation of the (Won) 8,000 million “transfer from allowance for loss on collateralized assets” as an increase to your allowance for doubtful advance prepayments, long-term loans and other. Please tell us more about this charge, specifically the accounting basis for the provision and the facts and circumstances which lead management to record it. Please tell us where the provision was recorded previously and the accounting basis for its transfer. Lastly, in future filings, management’s discussion and analysis should include expanded discussions of estimates which significantly impact the financial statements including nature of the charge and how the amount was determined.

Securities and Exchange Commission

October 12, 2007

The Company’s Response:

The “transfer from allowance for loss on collateralized assets” was recorded to provide a full provision against “Accounts receivable – other” of (Won) 8,000 million, which represents loan payments made by us on Cyber Bank’s behalf for the year ended December 31, 2006 (as discussed on page 51, on December 20, 2006, we made repayments of borrowings in the amount of (Won) 8,000 million to the creditors of Cyber Bank. Such repayments relate to the allowance for loss on collateralized assets recorded in prior periods as described in (note a) of our response in (2-4) above. As we determined that there were significant uncertainties about the collectibility of the Accounts receivable – other of (Won) 8,000 million from Cyber Bank, a full provision was provided against that receivable. The account name “transfer from allowance for loss on collateralized assets” is a literal translation of the Korean account name; however, the amount does not represent a “transfer” of an allowance, but represents a provision recorded for which there is no income statement impact. We recorded the following entries to record the cash payment on December 20, 2006 and the related Accounts receivable-other and the provision for Accounts receivable-other (in millions of Korean won) :

Dr)	Allowance for loss on collateralized assets	(Won) 8,000
			Cr)	Cash	(Won) 8,000

Dr)	Accounts receivable – other (note a)	(Won) 8,000
			Cr)	Allowance for doubtful accounts receivable – other	(Won) 8,000

(note a)	Under Korean GAAP, a receivable is recorded when a company makes payments on behalf of another entity in connection with a pledge/collateral or a guarantee. No U.S. GAAP reconciliation was recorded for this item as it did not have an effect on either our consolidated net income (loss) or shareholders’ equity.

In response to the Staff’s comment, we will include expanded discussions of estimates which significantly impact the financial statements including the nature of the change and how the amount was determined.

Securities and Exchange Commission

October 12, 2007

j. Property, Plant and Equipment, page F-18

Staff Comment No.5:

We see your accounting policy for property plant and equipment states that, “interest expenses and other financing charges for borrowing related to the manufacture or construction of property and equipment are charged to current operations as incurred.” We note that U.S.GAAP calls for interest on debt capital to be capitalized when qualifying assets are being constructed. Please tell us how your presentation of property plant and equipment in Note 31 is property accounted for under U.S.GAAP.

The Company’s Response:

Our U.S. GAAP policy is to capitalize interest in connection with qualifying assets including assets that are constructed or otherwise produced for our own use. No reconciliation for this GAAP difference was presented in Note 31 as the effects of unrecorded interest capitalization for the years ended December 31, 2004, 2005 and 2006 are immaterial as noted below (in millions of Korean won) :

	2004	2005	2006
Construction cost for qualifying assets	(Won) 1,174	(Won) 2,097	(Won) 929
Average capitalization rate	5.73%	4.28%	6.0%

Unrecorded capitalized Interest for US GAAP	(Won) 67	(Won) 89	(Won) 56

Securities and Exchange Commission

October 12, 2007

n. Accounting for Impairment, page F-19

Staff Comment No.6:

We note your policy for asset impairment charges accounted for in accordance with Korean GAAP. Please tell us how this policy complies with U.S. GAAP, specifically SFAS 144. Please discuss when you determine to test an asset for impairment as discussed in paragraph 8 of SFAS 144. In future filings, please revise Note 31 to further clarify your accounting policy for asset impairment charges under U.S. GAAP.

The Company’s Response:

Both under Korean GAAP and U.S. GAAP, long-lived assets such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. In addition, both under Korean GAAP and U.S. GAAP, determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition.

Under Korean GAAP, in subsequent periods, if the recoverable value exceeds the adjusted book value of the asset, the recovery of previously recognized losses is recognized as a gain in subsequent periods until the net realizable value equals the original book value of the asset. However, under U.S. GAAP, the subsequent increase in carrying amount of the impaired and written down long-lived assets is not allowed.

As a result of our review for impairment under Korean GAAP and U.S. GAAP, there were no events or changes in circumstances indicating that the carrying amount of such assets may not ultimately be recoverable. In addition, no recovery of previously recognized losses were recorded under Korean GAAP (which would have caused a GAAP difference) for the years presented.

In response to the Staff’s comment, we will revise our future filings to include our accounting policy for asset impairment charges under U.S. GAAP in Note 31.

Securities and Exchange Commission

October 12, 2007

Note 26. Stock Option Compensation Plan, page F-38

Staff Comment No.7:

Please tell us how the disclosure of your stock option accounting complies with U.S. GAAP specifically the disclosure requirements as outlined in paragraphs 64-85 of SFAS 123R.

The Company’s Response:

All of our outstanding options were granted to employees prior to January 1, 2006, the effective date of SFAS 123R, have plain characteristics, and were accounted for using the fair value method. In addition, none of our outstanding awards were modified, repurchased, or cancelled after the effective date of SFAS 123R.

Page F-39 contains a description of the share-based compensation, including the general terms of the awards and method of measurement as well as a description of the significant assumptions used to estimate fair value and compensation costs recognized for the periods presented. Please note that there were no exercises during the periods presented. Weighted average exercise price of shares granted, cancelled and outstanding are on page F-38.

In response to the Staff’s comment, we revisited our disclosures related to stock options and will add the following items (in bold) will be included in future filings

A. Transition method for adopting FASB 123(R)

On January 1, 2006, we adopted SFAS No. 123(R)(revised 2004), “Share-Based Payment,” under the modified-prospective application method, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment. In connection with the adoption of SFAS No. 123(R), the combined net income impact in 2006 was nil.

Securities and Exchange Commission

October 12, 2007

B. The number and weighted-average exercise prices

	Number of shares	Weighted-average exercisable price (in Korean won)
Exercisable at the end of 2006 (Added information)	6,114,050	1,208

C. The number and weighted-average grant-date fair value

	Number of shares	Weighted-average grant-date fair value (in millions of Korean won)
Non-vested at the beginning of 2006 (Added information)	986,760	752
Non-vested at the end of 2006	—	—
Granted during 2006	—	—
Vested during 2006 (Added information)	986,760	752
Cancelled during 2006	—	—

D. The information about stock outstanding (exercisable) as of December 31, 2006 are as follows :

Number of stock options	Weighted-average remaining contractual term (Added information)	Weighted-average exercise price (in Korean won)
6,114,050	3.11 years	1,208

As described in page F-39, the total compensation cost as of December 31, 2006 was (Won) 80 million. Our stock options have an immaterial impact to the financial statements for 2006 after the effective date of SFAS 123(R) and we therefore believe that the disclosure items noted above are immaterial to the financial statements taken as a whole.

Securities and Exchange Commission

October 12, 2007

Note 31, Reconciliation to Accounting Principles Generally Accepted in the United States of America, page F-41

c. Costs of Product Warranties, page F-41

Staff Comment No.8:

Please provide us the tabular reconciliation of the changes in your aggregated product warranty liability as required by paragraph 14(b) of FIN 45. In this regard, please also revise future U.S. GAAP reconciliation to provide all the disclosure required by paragraph 14 of FIN 45.

The Company’s Response:

A tabular reconciliation of the changes in product warranty liability for the years ended December 31, 2004, 2005 and 2006 is as follows (in millions of Korean won):

US GAAP	2004	2005	2006
Beginning Balance	(Won) 950	(Won) 2,541	(Won) 2,800
Accruals	1,986	4,432	1,299
Initial consolidation of Cyber Bank (Note a)	1,548	—	—
Payments made	(1,943)	(4,173)	(2,511)

Total	(Won) 2,541	(Won) 2,800	(Won) 1,588

(Note a)	Initial consolidation of Cyber Bank amount relates to warranty liability of Cyber Bank recorded in the Company’s 2004 balance sheet under US GAAP in connection with the adoption of FIN 46(R). As we are a foreign private issuer, the impact of the initial consolidation of Cyber Bank under FIN 46(R) was on the balance sheet only as of December 31, 2004; therefore product warranty liability balance of Cyber Bank for 2004 was only reflected on US GAAP balance sheet without any income statement impact.

Securities and Exchange Commission

October 12, 2007

o. Reconciliation of Korean GAAP to US GAAP, page F-44

Staff Comment No.9:

We note your presentation of the differences in the consolidation scope of Cyber Bank on your reconciliation of net income based on Korean GAP to U.S. GAAP. Please reconcile the (Won) 618 million and (Won) 5,774 million adjustments recorded in 2006 and 2005, respectively, to the amounts presented for the book value, net asset value and unrecognized equity loss of Cyber Bank disclosed on page F-25. Please explain how you determined this was proper presentation of the consolidation of Cyber Bank under US GAAP.

The Company’s Response:

Reconciliation between changes in consolidation scope on page F-44 and net loss of Cyber Bank represented on page F-25 is as follows (in millions of Korean won):

	2005	2006
Net loss of Cyber Bank under Korean GAAP (Note 7 on page F-25)	(Won) (23,684)	(Won) (16,153)

Reconciliation for US GAAP purpose (I)
- Net income(loss) of Cyber Bank’s affiliates	493	(342)
- Adjustments between Cyber Bank and its affiliates (note a)	2,634	395

Net loss of Cyber Bank and its affiliates under US GAAP	(20,557)	(16,100)

Reconciliation for US GAAP purpose (II)
- Adjustments between Mirae and Cyber Bank (note b)	14,783	15,482

Changes in consolidation scope (Note 31(o) on page F-44)	(Won) (5,774)	(Won) (618)

Securities and Exchange Commission

October 12, 2007

(note a)	Details of elimination adjustments between Cyber Bank and its affiliates are as follows (in millions of Korean won):

	2005	2006
Provision for doubtful accounts to Cyber Bank’s affiliates	(Won) 1,165	(Won) —
Provision for other doubtful accounts to Cyber Bank’s affiliates	1,500	—
Impairment loss on equity method investments	—	394
Others	(31)	1

	(Won) 2,634	(Won) 395

(note b)	Details of elimination adjustments between Mirae and Cyber Bank are as follows (in millions of Korean won):

	2005	2006
Provision for doubtful accounts to Cyber Bank	(Won) 409	(Won) —
Provision for other doubtful accounts to Cyber Bank	7,423	13,039
Loss on collateralized assets	8,184	—
Gain on disposal of available-for-sale securities	(1,233)	—
Impairment loss on development costs	—	1,590
Impairment loss on available-for-sale securities	—	755
Others	—	98

	(Won) 14,783	(Won) 15,482

Securities and Exchange Commission

October 12, 2007

We determined that consolidating Cyber Bank for US GAAP purposes was the appropriate accounting as Cyber Bank is a VIE and we and our related parties (the “Related Party Group”) will absorb a majority of Cyber Bank’s expected losses. In addition, we determined that we were Cyber Bank’s most closely associated party and primary beneficiary as we have the largest exposure to the expected losses of Cyber Bank within the Related Party Group. We, as a foreign private issuer, adopted FIN 46(R) on December 31, 2004 and consolidated Cyber Bank since that date for US GAAP purposes by making GAAP difference adjustments as noted above. In addition, as the primary beneficiary of Cyber Bank, we disclosed the following items in accordance with FIN 46(R) disclosure requirements.

a.	The nature, purpose, size, and activities of the variable interest entity (Note 2.b on page F-15, Note 7 on pages F-24 and F-25 and Note 31(j) on page F-43)

b.	The carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations (Note 5 on page F-22 and Note 13 on page F-29)

c.	Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary (Note 13 on page F-29, Note 29 on page F-40 and Note 31(j) on page F-43)

Securities and Exchange Commission

October 12, 2007

Staff Comment No.10:

We see in Note 30(k) that certain amounts are reclassified from other income (expense) under Korean GAAP to operating income (expense) under U.S.GAAP. Please provide us a reconciliation of the net amounts presented on your consolidation statements of operation on page F-5 to the amounts presented on the operating loss reconciliation on page F-45, including gain on disposal of property, plant and equipment, provision for other doubtful accounts, loss on collateralized assets and impairment loss on disposal of property, plant and equipment.

The Company’s Response:

Detail information of reclassification from other income (expenses) under Korean GAAP to operating income (expenses) under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 is as follows (in millions of Korean won):

A. Reclassification of donations and certain provisions for others doubtful accounts

(2004)	Korean GAAP	Elimination Entries	US GAAP Reconciliation Adjustments (Reclassification of donations and certain provisions for other doubtful accounts)
Donations	(Won) (1)	(Won) —	(Won) (1)
Provisions for other doubtful accounts	(1,101)	—	(1,101)

Total	(Won) (1,102)	(Won) —	(Won) (1,102)

Remark	Page F-5		Page F-45

Securities and Exchange Commission

October 12, 2007

(2005)	Korean GAAP	Elimination Entries (note a)	US GAAP Reconciliation Adjustments (Reclassification of donations and certain provisions for other doubtful accounts)
Donations	(Won) (39)	(Won) —	(Won) (39)
Provisions for other doubtful accounts	(5,565)	7,579	2,014

Total	(Won) (5,604)	(Won) 7,579	(Won) 1,975

Remark	Page F-5		Page F-45

(2006)	Korean GAAP	Elimination Entries (note a)	US GAAP Reconciliation Adjustments (Reclassification of donations and certain provisions for other doubtful accounts)
Donations	(Won) (301)	(Won) —	(Won) (301)
Provisions for other doubtful accounts	(12,686)	12,686	—
Reversal of allowance for doubtful Accounts	337	(310)	27

Total	(Won) (12,650)	(Won) 12,376	(Won) (274)

Remark	Page F-5		Page F-45

(note a)	Elimination entries relate to consolidating Cyber Bank and its affiliates for US GAAP purposes as such entities would not be consolidated under Korean GAAP.

Securities and Exchange Commission

October 12, 2007

B. Reclassification of gain (loss) on disposal of property, plant and equipment

(2005)	Korean GAAP	Elimination Entries	US GAAP Reconciliation Adjustments (Reclassification of gain (loss) on disposal of property, plant and equipment, net)
Gain on disposal of property, plant and equipment	(Won) 11,896	(Won) —	(Won) 11,896
Loss on disposal of property, plant and equipment	(4,724)	—	(4,724)

Total	(Won) 7,172	(Won) —	(Won) 7,172

Remark	Page F-5		Page F-45

(2006)	Korean GAAP	Elimination Entries	US GAAP Reconciliation Adjustments (Reclassification of gain (loss) on disposal of property, plant and equipment, net)
Gain on disposal of property, plant and equipment	(Won) 15	(Won) —	(Won) 15
Loss on disposal of property, plant and equipment	(68)	—	(68)

Total	(Won) (53)	(Won) —	(Won) (53)

Remark	Page F-5		Page F-45

Securities and Exchange Commission

October 12, 2007

Should you have any questions regarding the foregoing, or otherwise with respect to this letter, please feel free to contact me by telephone at 82-41-559-8710 or by fax at 82-41-559-8719. Also, in order to expedite our communication with you, please copy Mark Lee of Orrick, Herrington & Sutcliffe LLP (Tel: 852-2218-9118; Fax: 852-2218-9200) when you send any correspondence to us. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Gi Hoon Joung
Gi-Hoon Joung
Director of Accounting Team and Acting CFO